[Walgreen Co. letterhead]\

Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

February 28, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Mary Mast, Senior Staff Accountant
Ms. Vanessa Robertson, Staff Accountant

RE:            Walgreen Co.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed October 21, 2013
File No. 001-00604

Ladies and Gentlemen:

This letter sets forth the response of Walgreen Co. (referred to herein as "we", "us" or the "Company") to the comments on the above-referenced filings provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated February 12, 2014. Vanessa Robertson of the Staff on February 26, 2014 kindly granted the Company's request to respond to the Staff's comment letter on or before March 5, 2014, which we confirmed in a letter to the Staff dated February 26, 2014. The Staff's comment is restated below in bold italics type, and is followed by our response thereto.

Form 10-K for Fiscal Year Ended August 31, 2013
Notes to Consolidated Financial Statements
(1) Summary of Major Accounting Policies
Basis of Presentation

1.
You state that the financial results of the Walgreens Boots Alliance Development GmbH joint venture, a 50/50 joint venture with Alliance Boots, are fully consolidated into the Company's consolidated condensed financial statements. Please tell us the basis for consolidating the joint venture and cite the appropriate accounting literature you used to support your conclusion.

Response:

Walgreens Boots Alliance Development GmbH represents a variable interest entity (VIE) because the voting rights of the Company are disproportionate to its obligations to absorb losses and its rights to receive expected returns. The Company directly owns 50% of the equity of Walgreens Boots Alliance Development GmbH, as well as a 45% interest in Alliance Boots GmbH (Alliance Boots), giving an overall direct and indirect economic interest in Walgreens Boots Alliance Development GmbH of 72.5% (Walgreens 50% ownership + [Alliance Boots 50% ownership x Walgreens 45% investment in Alliance Boots]).

The Company consolidates the Walgreens Boots Alliance Development GmbH joint venture based on its status as a VIE, where Walgreens was determined to be the primary beneficiary. The following (partial) excerpts from Accounting Standards Codification 810-10-15-14 were applied throughout the analysis (the underlined text was most pertinent to the Company's analysis):

A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:
a)
The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity's financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

b)	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1.
The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity's activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of noncontrolling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections.

c)	The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:
1.
The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.
Substantially all of the legal entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.

As the Company holds a 50% voting interest in Walgreens Boots Alliance Development GmbH, but holds a 72.5% economic interest, the voting rights of the Company are not proportional to the economic interests. Additionally, Alliance Boots is a related party of the Company through its equity method investment and Walgreens Boots Alliance Development GmbH is acting on behalf of the Company and Alliance Boots as a group. Therefore, the conditions in 810-10-15-14(c) both exist resulting in Walgreens Boots Alliance Development GmbH being considered a VIE.
810-10-25-38(A) A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE's primary beneficiary. This shall include an assessment of the characteristics of the reporting entity's variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE's purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:
a)	The power to direct the activities of a VIE that most significantly impact the VIE's economic performance
b)
The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance.
810-10-25-44 If two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:
a)	The existence of a principal-agency relationship between parties within the related party group
b)	The relationship and significance of the activities of the VIE to the various parties within the related party group
c)	A party's exposure to the expected losses of the VIE
d)	The design of the VIE.
Both joint venture partners have the obligation to absorb the expected losses of the legal entity or the right to receive the expected residual returns of the legal entity. While the Company directly owns 50% of the equity of Walgreens Boots Alliance Development GmbH, it also owns a 45% interest in Alliance Boots, giving an overall direct and indirect economic interest in Walgreens Boots Alliance Development GmbH of 72.5% (Walgreens 50% ownership + [Alliance Boots 50% ownership x Walgreens 45% investment in Alliance Boots]). Therefore, the Company is the entity within the related party group most closely associated with Walgreens Boots Alliance Development GmbH and the Company's economic interest was the primary factor in the conclusion to consolidate the results of the joint venture.
Subject to change based on facts and circumstances, in future filings the disclosure would contain language similar to the following (new text is underlined):

"The Company directly owns a 50% interest in Walgreens Boots Alliance Development GmbH and indirectly owns an additional ownership interest through its 45% ownership in Alliance Boots, representing a direct and indirect economic interest of 72.5%. The financial results of Walgreens Boots Alliance Development GmbH are fully consolidated into the Company's consolidated financial statements and reported without a lag. As the joint venture is included within the Company's operating results, Alliance Boots' proportionate share of Walgreens Boots Alliance Development GmbH earnings is removed from equity earnings."

If the relevant facts and circumstances were to change in the future, the Company will consider the guidance in ASC 810 and provide appropriate updated disclosures in its future filings.

*            *           *            *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff's comments.  If you would like additional information, please contact the undersigned.

Sincerely,
/s/ Wade D. Miquelon
Executive Vice President, Chief Financial Officer and President, International